**IOPEX LLC** (the "Company") a Virginia Limited Liability Company

Financial Statements and
Independent Accountant's Audit Report

Short Year Ended December 31st, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT ACCOUNTANT'S AUDIT REPORT**

To Management
IOPEX LLC

We have audited the accompanying statement of financial position of IOPEX LLC as of December 31st, 2022, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

**Opinion**

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of IOPEX LLC as of December 31st, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

**Going Concern**

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 16, 2023
Vincenzo Mongio

**IOPEX LLC**
**Statement of Financial Position**

| | As of December 31, 2022 |
|---|---|
| ASSETS | |
| Current Assets | |
| Cash and Cash Equivalents | 45,876 |
| Prepaid Expenses | 16,715 |
| Total Current Assets | 62,591 |
| Non-current Assets | |
| Deferred Offering Costs | 26,000 |
| Patent Costs | 4,854 |
| Total Non-Current Assets | 30,854 |
| TOTAL ASSETS | 93,445 |
| LIABILITIES AND EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Short Term Debt | 23,016 |
| Accrued Interest | 205 |
| Total Current Liabilities | 23,221 |
| TOTAL LIABILITIES | 23,221 |
| EQUITY | |
| Member's Capital | 70,224 |
| Total Equity | 70,224 |
| TOTAL LIABILITIES AND EQUITY | 93,445 |

**IOPEX LLC**
**Statement of Operations**

| | Short Year Ended December 31 2022 |
|---|---|
| Revenue | - |
| Cost of Revenue | - |
| Gross Profit | - |
| Operating Expenses | |
| Advertising and Marketing | 13,914 |
| General and Administrative | 18,678 |
| Research and Development | 49,160 |
| Travel | 6,579 |
| Utilities | 3,330 |
| Professional Fees | 7,807 |
| Total Operating Expenses | 99,468 |
| Operating Income (loss) | (99,468) |
| Other Income | |
| Interest Income and Cashback | 1,158 |
| Total Other Income | 1,158 |
| Net Income (loss) | (98,311) |

**IOPEX LLC**
**Statement of Cash Flows**

|  | Short Year Ended December 31 2022 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income (Loss) | (98,311) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Prepaid And Deferred Expenses | (42,715) |
| Accrued Liabilities | 205 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | (42,510) |
| Net Cash provided by (used in) Operating Activities | (140,821) |
| INVESTING ACTIVITIES | |
| Patent Costs | (4,854) |
| Net Cash provided by (used by) Investing Activities | (4,854) |
| FINANCING ACTIVITIES | |
| Net Member Contributions | 168,535 |
| Net Loan Proceeds | 23,016 |
| Net Cash provided by (used in) Financing Activities | 191,550 |
| Cash at the beginning of period | - |
| Net Cash increase (decrease) for period | 45,876 |
| Cash at end of period | 45,876 |

**IOPEX LLC**
**Statement of Changes in Member Equity**

|  | Total Member Equity |
|---|---|
| Beginning Balance at 3/9/2022 (inception) | - |
| Capital Contributions, Net of Distributions | 168,535 |
| Net Income (Loss) | (98,311) |
| Ending Balance 12/31/2022 | 70,224 |

**IOPEX LLC**
**Notes to the Financial Statements**
**December 31st, 2022**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

IOPEX LLC was formed in Virginia on March 9th 2022. The company plans to earn revenue by conducting Immersive Operational Experiments (IOPEXs) for state, local and federal government entities. The Company's headquarters is in Sterling, VA. The Company's customers will be primarily in the United States.

The company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

### Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

### Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Deferred Offering Costs

The Company incurred deferred offering costs of $26,000 in connection with the upcoming crowdfunding raise. These costs were capitalized and will be amortized to expense over the expected life of the related financing, which is estimated to commence and finish in 2023.

The Company assessed the recoverability of its deferred offering costs and determined that there was no impairment as of December 31, 2022.

In the event that the Company's raise is not completed, the deferred offering costs will be expensed as incurred.

Research and Development

The Company expenses research and development ("R&D") costs as incurred. These costs consist primarily of personnel expenses, third-party contract costs, and other direct costs associated with the research and development of new products and technologies.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

## NOTE 5 – LIABILITIES AND DEBT

In November 2022, the Company took out a $25,000 loan due in November 2023 with monthly payments of $2,222.53 accruing interest at 12% annually. The outstanding balance of this loan as of December 31$^{st}$, 2022 was $23,015.

**Debt Principal Maturities 5 Years Subsequent to 2022**

| Year | Amount |
|------|--------|
| 2023 | $23,015 |

## NOTE 6 – EQUITY

For the period presented, the Company was a single-member LLC with a single class of ownership interest. Profits and losses were allocated in accordance with the operating agreement. Upon formation of the Company, ownership was held by one individual with 100% ownership percentage.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31$^{st}$, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 16, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

## NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

**NOTE 9 – RISKS AND UNCERTAINTIES**

*COVID-19*

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.